

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2015

Via E-Mail
Mr. Patrick Ross
Vice President, Corporate Legal
AerCap Holdings N.V.
Stationsplein 965
1117 CE Schiphol
The Netherlands

  Re: AerCap Holdings N.V.
    Registration Statement on Form F-4
    Filed April 23, 2015
    File No. 333-203579

Dear Mr. Ross:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.3

Paragraph 1.5, page 3

1. We note that your counsel limits reliance on its legal opinion to the addressees of the opinion letter, including prospective purchasers of the Exchange Notes. Please be aware that it is not appropriate to limit reliance by any person on legal opinions filed in connection with registered offerings of securities. We will not object if the opinion is limited as to its purpose, such as for use in connection with the registration statement. Accordingly, please have your counsel revise its legal opinion to remove the limitation on reliance. See Staff Legal Bulletin No. 19.

Exhibit 5.4

2.   We note that the meaning of your counsel's assumptions in clauses (ix) and (x) on page three of its opinion letter is not clear. Please either have your counsel revise its opinion to remove these assumptions or explain the meaning of these assumptions. Please also note that it is not appropriate for counsel to assume facts underlying the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-Mail
        Craig F. Arcella
        Cravath, Swaine & Moore LLP